

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Lisa D. Leach
Vice President, General Counsel and Corporate Secretary
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, NJ 07656

> **Re: SeaCube Container Leasing Ltd.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 28, 2013**
> **File No. 001-34931**

Dear Ms. Leach:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note your response to comment one of our letter dated February 22, 2013. In particular, we note your statement that the negotiations were at arms-length and that the sale process, including the selection of the buyer and the negotiation of the amalgamation agreement, was led by the board of directors. Please provide us with further analysis as to the applicability of Rule 13e-3 to your transaction. In your analysis, please address the following:

    *   The specific involvement of management, including Messrs. Kwok and Bishop, and Ms. Leach, in the sale and negotiation process, including your disclosure under "Background of the Amalgamation" noting that management (1) developed the list of potential buyers, including OTPP, (2) made multiple presentations to OTPP, (3) participated in the board meetings at which the sale process and the amalgamation agreement were discussed, and (4) was authorized by the board of directors to negotiate the proposed final terms of the amalgamation agreement;

    *   The timing of the management's negotiation of continued employment and commitments to invest in the amalgamated company, including that these negotiations took place throughout the sale process and prior to the selection of the buyer and resulted in alterations in existing agreements that were favorable to management; and

    *   Ms. Leach's prior employment with CLI, a wholly-owned subsidiary of Seacastle,   in light of your statement that the officer's ability to design the transaction to accommodate

their personal interests was limited by the fact that Seacastle indirectly controls the board and is the company's largest shareholder.

The Amalgamation, page 24

2. We note your revisions in response to comment two of our letter dated February 22, 2013. Please further revise your disclosure to explain specifically why the Board believed that the public markets did not fully value the company.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Ann Beth Stebbins, Esq. (*via E-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP